

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 9, 2009

Mr. John T. Kurtzweil
Executive Vice President and Chief Financial Officer
Cree, Inc.
4600 Silicon Drive
Durham, NC 27703

> **Re:** **Cree, Inc.**
> **Form 10-K for Fiscal Year Ended June 29, 2008**
> **Filed on August 20, 2008**
> **File No. 000-21154**

Dear Mr. Kurtzweil:

We have reviewed your response dated March 13, 2009 and have the following comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Review and Approval of Related Person Transactions, page 9

1. We note your response to our prior comment 3. Please note that while Regulation S-K Items 404(b)(1)(i)-(iv) are examples of material features of a registrant's policies and procedures for the review, approval, or ratification of related person transactions, Regulation S-K Item 404(b)(1) nonetheless requires that a registrant adequately describe such policies and procedures. The sample disclosure you cite in your response does not indicate any parameters by which your Audit Committee conducts the review of your related person transactions. Accordingly, we re-issue the comment.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3637 if you have any questions regarding this comment.

Sincerely,

Jay Mumford
Senior Attorney